Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 7, 2023

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-270997
CornerCap Fundametrics® Large-Cap ETF

Dear Ms. Rowland:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on October 5, 2023, with respect to Post-Effective Amendment No. 8 to the Trust’s registration statement, which was filed to add a new series to the Trust, CornerCap Fundametrics® Large-Cap ETF (the “Fund”). The Fund is being registered in order to serve as the surviving fund in a “shell reorganization” with a series of another registered investment company, and will not commence a public offering until the completion of the reorganization. The reorganization is expected to occur on January 19, 2024.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
Comment 1. Please confirm supplementally that the fees and expenses shown in the Fund’s Fees and Expenses table are based on the Predecessor Fund’s most recently completed fiscal year.
Response: The Trust confirms supplementally that the fees and expenses shown in the Fund’s Fees and Expenses table are based on the Predecessor Fund’s fees and expenses for its fiscal year ended March 31, 2023.
Comment 2. Please define the term “Predecessor Fund” prior to its first use in the Portfolio Turnover section.
Response: The Trust responds by making the requested revision.
Comment 3. Please add Management Risk to the disclosure of the Fund’s principal risks.
Response: The Trust responds by making the requested revision.
Comment 4. Consider adding disclosure with respect to the risks related to the use of a model to the disclosure of the Fund’s principal risks.
Response: The Trust responds by making the requested revision.
Comment 5. Please ensure the Item 9 disclosure of the Fund’s principal investment strategies is a more fulsome description of the Fund’s principal investment strategies included in the Item 4 disclosure.
Response: The Trust responds by revising the Item 4 and Item 9 disclosures accordingly.

Comment 6. Please provide additional disclosure regarding the criteria of the Fundametrics® model, including the Alpha Composite and the Financial Warnings Overlay. For example, describe the necessary scores for an investment to be included in the Fund based on the the factors contained within the Alpha Composite and Financial Warnings Overlay.
Response: The Trust responds by making the requested revisions.
Comment 7. Please describe any temporary defensive strategy that the Fund may use.
Response: The Trust responds supplementally by noting the Fund does not use any temporary defensive strategies.
Comment 8. With respect to the Shares May Trade at Prices Other than NAV sub-paragraph under ETF Risks, please add “and bid ask spread could widen” to the end of the last sentence.
Response: The Trust responds by making the requested revision.
Comment 9. With respect to Adviser’s Prior Performance section, the Staff believes that the reference to the Fund being a member of the composite since the Fund’s inception should be removed, as that statement is only applicable to the Predecessor Fund.
Response: The Trust responds by making the requested revision.
Comment 10. With respect to the Adviser’s Prior Performance section, please explain supplementally or provide appropriate disclosure why the inclusion of a non-fee paying account is only considered for periods prior to December 2016.
Response: The non-fee paying account is only considered for periods prior to December 2016 because after that period the account no longer qualified for inclusion in the Composite due to the investment strategy applied to the account.
Comment 11. With respect to the Adviser’s Prior Performance section, please confirm whether the referenced non-fee paying account had fees waived, and if so, please re-calculate the Composite with the fee added back.
Response: The Trust confirms the non-fee paying account waived fees because the account holder was an employee of the Adviser. The Trust further confirms the Composite returns presented in this section have been re-calculated with the management fee added back to the non-fee paying account.
Comment 12. Please delete the sentence “Returns are gross-of-fees,” which means that the Composite dispersion does not take into account management fees or expenses associated with managing the portfolios.”
Response: The Trust responds by making the requested revision.
Comment 13. Please update the charts under the Adviser’s Prior Performance section to be as of September 30, 2023.
Response: The Trust responds by making the requested revision.
Comment 14. In addition to the “Composite Gross,” please add a “Composite Net” column to the 3-year Annualized Standard Deviation chart.
Response: The Trust responds by making the requested revision.
Comment 15. Please update the financial highlights with the unaudited semi-annual information.
Response: The Trust responds by stating supplementally that the unaudited semi-annual information is not expected to be available as of the date of the filing of the next amendment to the Fund’s registration statement. The Trust undertakes to include the unaudited semi-annual information if such information becomes available prior to the date of the next amendment filing.
Comment 16. With respect to the Fund’s fundamental investment policy regarding concentration in the SAI, please add “or group of industries” after “companies engaged in any one industry.”
Response: The Trust responds by making the requested revision.

If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios